Managed Portfolio Series
c/o U.S. Bancorp Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

December 16, 2021

VIA EDGAR TRANSMISSION

Ms. Holly Hunter-Ceci
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: Managed Portfolio Series (the “Trust”)
File Nos.: 333-172080 and 811-22525
V-Shares U.S. Diversity ETF (S000074719)

Dear Ms. Hunter-Ceci,

The purpose of this letter is to respond to the comments you provided on December 13, 2021, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 512 to its Registration Statement on Form N-1A (the “Registration Statement”), filed for the purpose of adding the V-Shares U.S. Diversity ETF (the “Fund”) as a series of the Trust. PEA No. 512 was filed with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N‑1A on September 30, 2021 (Accession No. 0000894189-21-007058). For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

The Trust’s responses to your comments are as follows:

1.Based on the Trust’s prior response concerning the Index’s sector exposures, in which the Fund is expected to have significant exposure to the Information Technology sector, please add appropriate disclosure to the Fund’s principal investment strategy and principal risks section.

The Trust responds by updating the relevant principal investment strategies section disclosure as follows:
“The Underlying Index is a free float-adjusted market capitalization weighted equity index designed to reflect the equity performance of U.S. companies exhibit broad ethnic and gender representation for Directors and Named Executive Officers (NEO), as determined by the Index Provider. The index is calculated, administered, and published by Solactive AG (“Solactive”) assuming the role as administrator (the “Index Administrator”). From time to time, the Index, and as a result the Fund, may focus its investments in securities of companies in the same economic sector, including the Information Technology sector.”
In addition, the Trust responds by adding the following risk disclosure to the Fund’s principal risk disclosure section:

“Information Technology Sector Risk. Market or economic factors impacting technology companies and companies that rely heavily on technological advances could have a major effect on the value of the Fund's investments. The value of stocks of technology companies and companies that rely heavily on technology is particularly vulnerable to rapid changes in technology product cycles, rapid product obsolescence, government regulation and competition, both domestically and internationally, including competition from foreign competitors with lower production costs. Stocks of technology companies and companies that rely heavily on technology, especially those of smaller, less-seasoned companies, tend to be more volatile than the overall market. Technology companies are heavily dependent on patent and intellectual property rights, the loss or impairment of which may adversely affect profitability. Additionally, companies in the technology sector may face dramatic and often unpredictable changes in growth rates and competition for the services of qualified personnel.”
2.Please confirm the appropriateness of the Fund’s concentration policy to not concentrate in any industries given the Index’s current concentration in the Information Technology sector.

The Trust responds by noting that the Fund has no present intention of concentrating its investments in any industry or group of industries. Although the current distribution of companies in the Index represents particular exposure to the Information Technology sector, that sector is comprised of a number of different industries. The Fund does not expect that the Index will concentrate in any industry or group of industries.

3.The Staff continues to believe that the Fund’s name presents concerns under section 35(d). Please revise the Fund name to reflect the Fund’s investment focus on leadership

Management of the Fund and its adviser have discussed, and meaningfully considered, the SEC staff’s view with regard to the Fund’s name and, for reasons discussed below, respectfully decline to revise the Fund name. The overarching rationale for retaining the Fund name is that we do not believe that the name is either materially deceptive or misleading, and therefore does not violate the requirements of Section 35(d) of the 1940 Act. We also believe that the Fund’s current name accurately reflects that it will invest in the kinds of companies suggested by its name both in terms of investments in domestic (U.S.) companies and investments in companies meeting the stated requirements with regard to diversity.

The name of the Fund’s target index is the “ISS ESG U.S. Diversity Index.” The index was created by ISS ESG, the responsible investment arm of Institutional Shareholder Services Inc. (ISS), for the stated purpose of being available for licensing for the creation of passive financial investment products or for benchmarking. In fact, the Fund’s adviser has an exclusive license to utilize the index for this particular ETF product for a defined period of time, and the adviser believes that it could be confusing if the Fund’s name diverges from the name of the underlying index.

In addition, we observe that, within the context of common industry parlance when considering the “governance” aspect of ESG considerations for companies and investment products, diversity in the board room and executive ranks is commonly understood as an appropriate focus for measurement and analysis. In fact, the SEC has approved Rule 5605 of The Nasdaq Stock Market LLC (“Nasdaq”) which establishes listing standards related to board diversity (Release No. 34-92590), and therefore interprets diversity in a manner consistent with that of the Fund and its target index. Similarly, the SEC’s 2021 regulatory agenda focuses on disclosures regarding diversity in the boardroom.

The Fund adviser believes that prioritizing diversity of leadership can reasonably be considered as an effective indicator of the likelihood that an organization will prioritize diversity in how it conducts business, staffs its workforce, and serves the communities and constituents to whom it provides its products and/or services. General diversity among an organization’s workforce is a matter that is effectively promoted and implemented down the ranks of the company from the top, with the goal being to achieve effective diversity and inclusion at the whole workforce level. The National Association of Corporate Directors (NACD), together with its members and partners, are working to create systemic change that will shape the American boardroom, based on a shared understanding that a diverse and inclusive board is critical to long-term value creation for every organization and to society more broadly. As noted in our prior response, the research reported by ISS ESG and others has consistently confirmed that focusing on diversity at the senior leadership level allows firms to effectively achieve the outcome of diversity and inclusion in general.

We think it would be unlikely that an investor would assume that the word “Diversity” in the Fund’s name would imply some promise of diversity in, for example, the workforce. We also do not believe it would be reasonable for an investor/reader to expect that we or others would be able to access the data necessary to empirically evaluate diversity in a company’s workforce. Instead, we believe that the word “Diversity” in the index name and Fund name reasonably connotes some measure of diversity at a company’s board and executive level.

Further, the Fund’s registration statement disclosure is very clear about the index, the manner in which diversity is defined and measured within the index, and the manner in which the Fund will invest. The Fund’s sales literature and marketing material will be similarly very clear in this regard.

Finally, the Trust notes that there are only two other active series registered with the SEC which use the term “diversity” in their name (the Invesco Racial and Gender Diversity ETF and the SPDR SSGA Gender Diversity Index ETF). Although the Invesco Racial and Gender Diversity ETF is currently involved in the registration process, the SPDR SSGA Gender Diversity Index ETF, which is focused on investing in companies which exhibit gender diversity on boards of directors and in management, uses the term “diversity” in a manner that is consistent with the Fund’s.
4.Please consider whether the Fund wishes to note its views about leadership diversity as promoting general diversity as part of the Prospectus disclosure.
The Trust responds by amending the Principal Investment Strategy section as follows:
“Based on the index universe, the initial composition of the index as well as any selection for an ordinary rebalance is determined on the selection day and based on the ISS ESG Director & Executive Diversity dataset provided by ISS. All companies for which an evaluation based on the dataset is not possible due to insufficient and/or missing information or data are excluded. The index includes securities from the index universe that are issued by companies that meet all four of the below criteria:
1.Company is a U.S. Company.
2.Company’s Board has a 35% combined minimum of women or ethnically diverse Directors.
3.Company has a combined minimum of three distinct ethnically diverse individuals among Directors or Named Executive Officers, or a minimum of two such individuals if the CEO or Board Chair is ethnically diverse.
4.Company has a combined minimum of three distinct women among Directors or Named Executive Officers, or a minimum of two women if the CEO or Board Chair is a woman.

The Index is premised on the notion that general diversity among an organization’s workforce is a matter that is effectively promoted and implemented down the ranks of the company from the top, with the goal being to achieve effective diversity and inclusion at the whole workforce level. The research reported by ISS ESG and others has consistently confirmed that focusing on diversity at the senior leadership level allows firms to effectively achieve the outcome of diversity and inclusion in general.”
5.Please provide an analysis comparing the ISS ESG US Diversity Indexes components as compared to those of the S&P 500 Index. For example, what percentage of the S&P 500 index would not meet ISS’s index criteria?

	ISS ESG US Diversity Index	S&P 500
Number of constituent companies	497	500
Percent of holdings with woman or ethnically diverse CEO/Board Chair	45%	23%
Median combined board diversity percent	50%	44%
Median number of women directors/NEOs	4	4
Minimum number of women directors/NEOs	2	1
Median number of ethnically diverse directors/NEOs	3	2
Minimum number of ethnically diverse directors/NEOs	2	0
Percent of holdings with woman CEO/Board Chair	17%	10%
Percent of holdings with ethnically diverse CEO/Board Chair	34%	15%

Top 10 Constituents
ISS ESG U.S. Diversity Index		S&P 500
Constituent	Ticker	Constituent	Ticker
Apple Inc.	AAPL US	Apple Inc.	AAPL
Microsoft Corp	MSFT US	Microsoft Corp	MSFT
Alphabet Inc	GOOGL US	Amazon.com Inc	AMZN
Alphabet Inc	GOOG US	Tesla, Inc	TSLA
NVIDIA Corp	NVDA US	Alphabet Inc A	GOOGL
Home Depot Inc.	HD US	NVIDA Corp	NVDA
Johnson & Johnson	JNJ US	Alphabet Inc C	GOOG
Procter & Gamble Co	PG US	Meta Platforms, Inc. Class A	FB
Visa Inc	V US	Berkshire Hathaway B	BRK.B
Bank of America Corp	BAC US	JP Morgan Chase & Co	JPM

Sector Breakdown
ISS ESG U.S. Diversity Index		S&P 500
Sector	Weight	Sector	Weight
Information Technology	40.48%	Information Technology	39.70%
Health Care	12.33%	Communication Services	16.70%
Communication Services	10.65%	Consumer Discretionary	15.30%
Financials	10.37%	Health Care	11.40%
Consumer Discretionary	7.94%	Financials	7.70%
Industrials	5.98%	Consumer Staples	6.30%
Consumer Staples	5.08%	Energy	2.20%
Real Estate	2.12%	Industrials	0.70%
Utilities	1.81%
Energy	1.63%
Materials	1.62%

Rebalance Frequency
ISS ESG U.S. Diversity Index	Twice annually
S&P 500	Once annually

* * * * * *

We trust that the above responses adequately address your comments. If you have any additional questions or require further information, please contact me at (402) 926-8068.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Joseph M. Destache
Joseph M. Destache
Secretary

cc: Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP